Exhibit 99.3

CYBERKICK BUSINESS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

CYBERKICK BUSINESS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

i

Report of Independent Auditors

To the Board of Directors of CyberKick Ltd.

We have audited the accompanying financial statements of CyberKick Business (the “Company”), which comprise the statements of financial position as of December 31, 2020 and 2019 and the related statements of profit or loss, changes in net parent investment (deficit) and cash flows for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CyberKick Business as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
November 16, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,

P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

CYBERKICK BUSINESS

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2020	2019
		U.S. dollars in thousands
Assets

CURRENT ASSETS -
Trade receivables	4	338	478
TOTAL CURRENT ASSETS		338	478

NON-CURRENT ASSETS:
Deferred tax assets		54	27
Intangible assets, net	5	28	-
Property and equipment, net		3	1
TOTAL NON-CURRENT ASSETS		85	28
TOTAL ASSETS		423	506

Liabilities and net parent investment

CURRENT LIABILITIES:
Related parties		-	32
Trade payable		113	102
Other payable	7	345	248
TOTAL CURRENT LIABILITIES		458	382
TOTAL LIABILITIES		458	382

NET PARENT INVESTMENT -
Parent investment (deficit)		(35)	124
TOTAL NET PARENT INVESTMENT (DEFICIT)		(35)	124
TOTAL LIABILITIES AND NET PARENT INVESTMENT (DEFICIT)		423	506

The accompanying notes are an integral part of these financial statements.

CYBERKICK BUSINESS

STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
	Note	2020	2019
		U.S. dollars in thousands
REVENUES		4,341	1,700
COST OF REVENUES	9	2,117	1,244
GROSS PROFIT		2,224	456

OPERATING EXPENSES:
Research and development expenses	10	230	166
Selling and marketing expenses	11	451	258
General and administrative expenses	12	147	74
TOTAL OPERATING EXPENSES		828	498

OPERATING PROFIT (LOSS)		1,396	(42)
FINANCIAL EXPENSE, net		58	12
PROFIT (LOSS) BEFORE TAXES ON INCOME		1,338	(54)
TAXES ON INCOME	6	(311)	11
NET PROFIT (LOSS) FOR THE YEAR		1,027	(43)

The accompanying notes are an integral part of these financial statements.

CYBERKICK BUSINESS

STATEMENTS OF CHANGES IN NET PARENT INVESTMENT (DEFICIT)

	Parent investment (deficit)	Total
	U.S. dollars in thousands

BALANCE AT DECEMBER 31, 2018	-	-
Net transfer from Parent	167	167
Net loss for the year	(43)	(43)
BALANCE AT DECEMBER 31, 2019	124	124
Net transfer to Parent	(1,186)	(1,186)
Net profit for the year	1,027	1,027
BALANCE AT DECEMBER 31, 2020	(35)	(35)

The accompanying notes are an integral part of these financial statements.

CYBERKICK BUSINESS

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the year	1,027	(43)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation and amortization	2	*
Changes in deferred tax assets	(27)	(27)
	(25)	(27)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	140	(478)
Increase (decrease) in related parties	(32)	32
Increase in trade payables	11	102
Increase in other payables	97	248
	216	(96)
Net cash flows provided by (used in) operating activities	1,218	(166)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2)	(1)
Purchase of Intangible assets	(30)	-
Net cash used in investing activities	(32)	(1)

CASH FLOWS FROM FINANCING ACTIVITIES -
Net transfer from (to) Parent	(1,186)	167
Net cash provided by (used in) financing activities	(1,186)	167

INCREASE IN CASH AND CASH EQUIVALENTS	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	-	-

*	Less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

On July 1, 2021, Takoomi Ltd. (“Takoomi” or the “Parent”) entered into a share purchase agreement (the “SPA”) with Safe-T Group Ltd. (“Safe-T”) and the shareholders of Takoomi. Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi will transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business” or “Business”) to CyberKick Ltd. (“CyberKick” or the “Company”), and accordingly, Safe-T will purchase all of the issued and outstanding share capital of CyberKick.

CyberKick was incorporated on May 3, 2021, by the shareholders of Takoomi as a special purpose vehicle organized as a company, designated solely to facilitate the transaction, as described herein.

The transaction closed on July 4, 2021. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein.

The CyberKick Business provides solutions for security and privacy tools developers, as well as to security and privacy tools consumers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements

The accompanying financial statements include the historical accounts of the CyberKick Business, a division of the Parent. Throughout the periods included in these financial statements, the Business operated as part of the Parent. Separate financial statements have not historically been prepared for the Business.

These financial statements have been prepared on a standalone basis and are derived from Takoomi’s financial statements and accounting records. The financial statements reflect the Business’s financial position, results of operations, changes in net parent investment (deficit) and cash flows in compliance with International Financial Reporting Standards (hereinafter - “IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board.

The financial position, results of operations, changes in net parent investment (deficit) and cash flows of the Business may not be indicative of its results had it been a separate stand-alone entity during the periods presented and do not necessarily reflect the future results of the Business as it exists following the completion of the transaction described in Note 1.

The financial statements of the Business include expenses which were allocated from Takoomi for certain functions, including general corporate expenses related to human resources and office expenses. These allocations have been made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount. Management believes the expense allocation methodology and results are reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future.

The financial statements include assets and liabilities specifically attributable to the Business. The Parent uses a centralized approach for managing cash and financing operations. Accordingly, all of the cash balances are transferred to the Parent’s cash management accounts regularly and therefore are not included in the financial statements. Transfers of cash between the Business and Parent are included within “Net transfer from (to) Parent” in the statements of cash flows and changes in net parent investment (deficit).

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	Basis of presentation of financial statements (continued)

As these financial statements have been prepared on a carve-out basis, it is not meaningful to show share capital or provide an analysis of reserves. The amounts reflected in “Parent investment (deficit)” in the statement of changes in net parent investment (deficit) refer to net profit (loss) for the year attributed to the Business in addition to transactions between the Parent and the Business.

The accounting policies set out below have, unless otherwise stated, been applied consistently.

In connection with the presentation of these financial statements, it is noted as follows:

1)	The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Business’s accounting policies. Actual results may differ materially from estimates and assumptions used by management. The Business’s critical accounting estimate is revenue recognition (gross versus net basis). See Note 2(k) for further information.

The novel coronavirus (“COVID-19”) pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, and the extent of its impact on the Business’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Business’s customers and its sales cycles. Management considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the financial statements for the year ended December 31, 2020. As events continue to evolve and additional information becomes available, management’s estimates and assumptions may change materially in future periods.

b.	Functional currency

Management concluded that the currency of the primary economic environment in which the CyberKick Business conducts its operations is the U.S. dollar (hereafter - “dollar” or “$”). Accordingly, the Business uses the dollar as its functional and reporting currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statement of operations, the transaction date exchange rates are used. Depreciation and other changes deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as financial income or expenses, as appropriate.

c.	Trade receivables

The trade receivables balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from the CyberKick Business customers in the ordinary course of business. If collection is expected within one year or less, trade receivables are classified as current assets. If not, trade receivables are presented as non-current assets. Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for expected credit losses.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows: computers and software – 3 years, office furniture and equipment – 7-14 years.

e.	Intangible assets

1)	Research and development

Through December 31, 2020 and 2019, the CyberKick Business has not met the criteria for capitalizing of development expenses as intangible assets, and accordingly, no asset has so far been recognized in the financial statements in respect of capitalized research and development expenses. Consequently, the research and development expenses of the Business are fully recognized as incurred.

2)	Technology

Technology is initially recognized at fair value at the acquisition date, and amortized over 5 years using the straight-line method, with such amortization recorded within cost of revenues.

f.	Impairment of non-monetary assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (cash-generating units). Non-monetary assets, other than goodwill, that were previously impaired are reviewed at each balance sheet date for possible reversal of the impairment recognized. Other intangible assets, whose useful life is indefinite, are tested annually for impairment. For the years ended December 31, 2020 and 2019, no impairment loss was recognized.

g.	Financial assets

1)	Classification

The CyberKick Business classifies its financial assets at amortized cost. The classification is determined, among other things, in accordance with the purpose for which the financial assets were acquired. The basis of classification depends on the Business’s business model and the contractual cash flow characteristics of the financial asset. Financial assets at amortized cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are classified as current assets, except for maturities of more than 12 months after the balance sheet date, which are classified as non-current assets. The Business’s financial assets at amortized cost include “trade receivables”.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Impairment of financial assets, measured at amortized cost

The Business recognizes an allowance for expected credit losses on financial assets. At each reporting date, the Business assesses whether the credit risk on a financial asset has increased significantly since the initial recognition. If the financial asset is determined to have low credit risk at the reporting date, the Business assumes that the credit risk on a financial asset has not increased significantly since initial recognition. The Business measures the allowances for expected credit losses on trade receivables that are within the scope of IFRS 15, “Revenue from Contracts with Customers”, and on financial assets for which the credit risk has increased significantly since initial recognition based on the estimated lifetime credit losses. Otherwise, the Business measures the allowance for credit losses at an amount equal to 12-month expected credit losses at the current reporting date.

h.	Trade payables

Trade payables are the CyberKick Business’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value, and in subsequent periods at amortized cost using the effective interest method.

i.	Current and deferred income taxes

The Business is not a legal taxpaying entity and is a part of the Parent’s tax return for the periods included in these financial statements. Therefore, the Business’ tax provision for each period presented has been calculated on a separate return basis. Additionally, the Business is deemed to settle the annual current tax balances with the Parent. These settlements are included within “Net transfer from (to) Parent”.

The tax expenses for the reported years comprise current and deferred taxes. Taxes are recognized in the statement of profit or loss, except to the extent that they relate to items recognized directly in equity. In that case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the CyberKick Business operates and generates taxable income. Management periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts payable to the Israeli Tax Authorities.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

However, deferred income tax liabilities are not accounted for if they arise from initial recognition of goodwill. Also, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Employee benefits

1)	Severance pay and pension obligations

A defined contribution plan is a post-employment benefits scheme under which group companies pay fixed contributions into a separate and independent entity. The CyberKick Business has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Business’s severance pay and pension obligations are generally funded through payments to insurance companies or trustee-administered funds. Under their terms, the said pension plans meet the criteria for defined contribution plan as above.

2)	Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the term of employment. The Business charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

Since the Business expects that the benefit arising from vacation pay will be fully settled within 12 months of the end of the reporting period in which the employees provide the relating services, the liability in respect of this benefit is measured in accordance with the additional amount, which the Business expects to pay for unutilized vacation benefits accrued at the end of the reporting period.

3)	Severance pay

Severance pay is paid when an employee is terminated by the Business before the normal retirement date, or when an employee had agreed to accept voluntary redundancy in exchange for these benefits. The Business recognizes severance pay liabilities at the earlier of:

●	When it can no longer withdraw the offer of those benefits; and
●	When it recognizes costs for a restructuring in the scope of International Accounting Standard (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, that includes the payment of severance benefits.

k.	Revenue recognition

The CyberKick Business accounts for revenue in accordance with IFRS 15. The Business applies the practical expedient for incremental costs of obtaining contracts when the associated revenues are recognized over less than one year. The Business derives its revenues from two sources:

Advertising revenues

The Business generates revenues from the distribution of security and privacy products of third-party developers in various digital properties. Advertising revenue is recognized at the point in time when a user purchases a product of a customer and is considered a single performance obligation.

Management evaluates whether its revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Business pays to digital property owners. The evaluation to present revenue on a gross versus net basis requires significant judgment. Management has determined that it acts as the principal and recognizes revenue as it relates to these transactions on a gross basis as the Business controls the service to the customer and it is the primary obligor in the transaction.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Revenue recognition (continued)

Subscription revenues

The Business generates revenues from the sale of subscriptions to customers who access its enterprise privacy platform. Subscription revenue is recognized ratably over the contract terms (generally one-month) and is considered a single performance obligation. Revenues from the sale of subscriptions for the year ended December 31, 2020, were immaterial.

l.	Cost of revenues

Cost of revenues primarily includes traffic acquisition costs, payroll and related expenses. Traffic acquisition costs consist primarily of payments to digital property owners for placing the CyberKick Business’s customers’ products on their digital property. Traffic acquisition costs are based on a cost-per click or cost-per impression arrangements and are charged as incurred.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management

Foreign exchange risks

The CyberKick Business’s activities expose it to a foreign exchange risk.

The Business operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the New Israeli Shekels (NIS). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency. The Business hedges and minimizes the foreign exchange risk by ensuring that the amounts of net current assets at a specific point in time correspond to the amount of current liabilities at that point in time.

Credit risks

Most of the Business’s credit risks arise from trade receivables. The Business mitigates the risk by ensuring its customer has sufficient funds to meet its needs and by selling to customers of high credit quality. No credit limits were exceeded in 2020 and 2019 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

b.	Financial instruments

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Financial assets at amortized cost:
Trade receivables	338	478
	338	478

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 - TRADE RECEIVABLES:

As of December 31, 2020 and 2019, the trade receivables balance comprises open accounts.

The CyberKick Business did not record a provision for credit losses as of December 31, 2020 and 2019 and has no customers that exceed their customary credit terms.

As of December 31, 2020 and 2019, a single customer represented 70% and 96%, respectively, of trade receivables. For the years ended December 31, 2020 and 2019, a single customer represented 88% and 73%, respectively, of total revenues.

NOTE 5 - INTANGIBLE ASSETS:

On March 13, 2020, the CyberKick Business signed an agreement for the purchase of Virtual Private Network Platform in the amount of $30 thousand. Amortization expenses for the year ended December 31, 2020 were $2 thousand. As of December 31, 2020, intangible assets totaled to $28 thousand.

NOTE 6 - TAXES ON INCOME:

a.	Income taxes

The income of the CyberKick Business is calculated based on the regular corporate tax rate in Israel, which is 23%.

b.	Deferred taxes

As of December 31, 2020, deferred tax assets arise from: research and development costs carryforward for the next two year of $41 thousand and employees related provisions of $13 thousand. Deferred taxes income for the year ended December 31, 2020 totaled to $27 thousand.

As of December 31, 2019, deferred tax assets arise from: research and development costs carryforward for the next two year of $23 thousand and employees related provisions of $4 thousand. Deferred taxes income for the year ended December 31, 2019 totaled to $27 thousand.

c.	Theoretical tax reconciliation

A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel and the actual tax expense is as follows:

	%	Year ended December 31, 2020%		Year ended December 31, 2019
		U.S. dollars in thousands		U.S. dollars in thousands

Profit (loss) before taxes on income, as reported in the statement of profit or loss	23	1,338	23	(54)
Theoretical tax (tax saving) on this profit or loss		308		(12)
Increase in taxes resulting from permanent differences - non-deductible expenses		3		1
Tax expenses (income)		311		(11)

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 - OTHER PAYABLES:

	December 31
	2020	2019
	U.S. dollars in thousands
Employees and related institutions	167	39
Accrued expenses	178	209
	345	248

NOTE 8 - RETIREMENT BENEFITS OBLIGATION:

d.	Liability for employee rights upon retirement

Labor laws and agreements require the CyberKick Business to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary. Also, under labor laws and labor agreements in effect, including the Expansion Order (Combined Version) for Obligatory Pension under the Collective Agreements Law of 1957 (the “Expansion Order”), the Business is liable to make deposits with provident funds, pension funds or other such funds, to cover its employees’ pension insurance as well as some of its severance pay liabilities.

Under the terms of the Expansion Order, the Business deposits for severance pay as required under the Expansion Order as well as other deposits made by those companies “in lieu of severance pay” and which were announced as such as required under the Expansion Order, replace all payment of severance pay under Section 14 of the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”) with respect to the wages, components, periods and rates for which the deposit alone was made.

e.	Defined contribution plans

The Business’s severance pay liability to its employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded as above are not reflected in the statements of financial position.

The amounts recognized as expense in respect of defined contribution plans in 2020 and 2019 are $28 thousand and $13 thousand, respectively.

NOTE 9 - COST OF REVENUES:

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Payroll and related expenses	25	6
Traffic acquisition costs	2,090	1,238
Other	2	-
	2,117	1,244

NOTE 10 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Payroll and related expenses	219	162
Other	11	4
	230	166

CYBERKICK BUSINESS

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Payroll and related expenses	358	103
Other	93	155
	451	258

NOTE 12 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Payroll and related expenses	21	17
Professional services	106	27
Other	20	30
	147	74

NOTE 13 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24. Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

Compensation to key management personnel for work services they provide to the CyberKick Business is as follows:

	Year ended December 31
	2020	2019
	U.S. dollars in thousands
Payroll and related expenses	261	90
	261	90

As of December 31, 2020 there were no related parties open balances, and as of December 31, 2019 there were related parties open balances of $32 thousand.

NOTE 14 - SUBSEQUENT EVENTS:

a.	Options to employees

On June 30, 2021, the Company granted to 2 employees of the CyberKick Business fully vested options to purchase 5,296 ordinary shares of the Company at exercise prices between $0 to $0.8 per share. On July 1, 2021, all options were exercised.

b.	Acquisition by Safe-T

As described in Note 1, on July 4, 2021, Safe-T purchased all of the issued and outstanding share capital of the Company for a total consideration of $9.3 million, which consisted of cash consideration of $3.7 million and equity consideration of $5.6 million.

The consideration may be increased by an additional earn-out payment of up to $3 million to the founders of Takoomi and the CyberKick Business, subject to certain revenue targets of Company during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still employed by the Company at such time.